August 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Re:                             Supernus Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 16, 2017

File No. 001-35518

Dear Mr. Rosenberg;

This letter sets forth the responses of Supernus Pharmaceuticals, Inc. (the “Company,” “we” or “our”) to the comment letter received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on August 15, 2017 (the “Letter”) concerning the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 16, 2017.

To assist your review, we have reproduced in bold below the text of the Staff’s comments.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.  Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Item 1

In-Licensing Arrangements, page 18

1.                                      Please revise the descriptions of your agreements with Afecta Pharmaceuticals to quantify any payments to date and disclose the term and termination provisions.  Similarly, expand your description of your agreement with Rune Healthcare to explain the meaning of the statement that you obtained a “product concept.”  Additionally, disclose any payments made to date under the agreement and disclose the term and termination provisions.

Afecta

As disclosed in our Forms 10-K, we have two license agreements with Afecta Pharmaceuticals, Inc. (“Afecta”) pursuant to which we obtained exclusive worldwide rights to selected product candidates, including an exclusive license to SPN-810.  Certain terms of these agreements, particularly those concerning royalty payments and the specified termination date, were redacted when the agreements were filed on March 15, 2012 as Exhibits 10.13 and 10.15 to our Form S-1, and confidential treatment was granted by the SEC in connection with the redacted language therein on April 30, 2012.

We have disclosed in our Forms 10-K for the fiscal years ended December 2012, 2013 and 2014 that we have paid to Afecta an aggregate amount of $550,000 in license fees and milestone payments.  No other payments have been made under the agreements because SPN-810 is still in development and we have not developed any other product candidates thereunder.

In addition, we have disclosed in our Forms 10-K for the fiscal years ended December 2012, 2013 and 2014 that we may pay up to $300,000 upon the achievement of certain additional milestones and, if a product candidate is successfully developed and commercialized, we will be obligated to pay royalties to Afecta based on worldwide net product sales at a rate in the low-single digits.

Concerning the term and termination provisions, our Forms 10-K for the fiscal years ended December 2012, 2013 and 2014 disclose that the license agreements will continue in full force and effect on a country-by-country basis until six months from the discontinuation of the commercial sale and collection of revenues for the Afecta product, unless terminated by us or Afecta for material breach or bankruptcy, by Afecta for our discontinuation of development and commercialization activities, or by us for convenience.

Although the license agreements have been publicly filed and there have been no material changes since the historical disclosures, we propose to include these same disclosures in future filings.

Rune

As disclosed in our Forms 10-K, we executed a purchase and sale agreement with Rune HealthCare Limited (“Rune”) where we purchased at closing thereof the exclusive worldwide rights to a product concept from Rune for SPN-809, in consideration of an upfront payment and future royalty payments.  More specifically, we acquired the rights to continue the work of Rune to develop a product based on a specific compound for previously undeveloped fields of use, which we have referred to as the “product concept.”  The name of the compound and the fields of use were redacted from the definition of the term “product” when the purchase and sale agreement was filed on March 15, 2012 as Exhibit 10.14 to our Form S-1, and confidential treatment was granted by the SEC in connection with the redacted language therein on April 30, 2012.  That said, we now propose to state in future filings that, “We have a purchase and sale agreement with Rune HealthCare Limited (Rune) where we obtained from Rune the exclusive worldwide rights to any product developed by us or on our behalf based upon viloxazine or formulations thereof for depression, which includes SPN-809.”

Concerning the disclosure of payments made to date and the term and termination provisions, no payments have been made to date under the agreement other than the up-front fee described below, because SPN-809 is still in development.  Moreover, we disclosed in our Forms 10-K for the fiscal years ended December 31, 2012, 2013 and 2014, that we paid Rune a £25,000 up-front fee and, if we receive approval to market and sell any products based on the Rune product concept, we would be obligated to pay royalties to Rune based on net sales worldwide in the low-single digits.  We also disclosed that we would be obligated to pay royalties to Rune on a country-by-country basis until the earlier of (a) ten years from the date of first commercial sale of a product based on the Rune product concept, or (b) the market entry in such country of any product utilizing the Rune product by any entity other than us, our affiliates or our licensees, unless terminated by us or Rune for material breach, or by Rune for our discontinuation of development or commercialization activities relating to a product based on the Rune product concept.  The specified termination date, however, was redacted when the agreement was filed in March 2012.

Although the Rune Agreement has been publicly filed and there have been no material changes since the historical disclosures, we propose to include these same disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 64

2.                                      We note that Selling, General & Administrative expenses comprised 66% of your total costs and expenses for the fiscal year ended December 31, 2016.  In future filings, please provide additional information about the components of Selling, General & Administrative expenses, such as quantifying the components and the factors driving the increase from 2015 to 2016 and the extent to which you expect this trend to continue.  Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K.

The Company acknowledges the Staff’s comment regarding providing additional information about the components of Selling, General, and Administrative expenses.

Our selling, general and administrative expenses include costs associated with the commercialization of approved products and general administrative costs to support corporate functions. Selling and marketing expenses primarily consist of: compensation and benefits for our sales force; compensation and benefits for personnel whose primary function is to support our sales force; compensation and benefits for marketing personnel; and external marketing and medical affairs program costs. General and administrative expenses include compensation and benefits associated with our general corporate functions such as: information technology; regulatory affairs; executive management; finance/accounting, legal, and human resource management; and external costs such as insurance, facilities costs, and professional service fees.

The Company proposes modifying its disclosure in the MD&A section of future filings as described below, and will include quantification of the components and factors driving period to period changes.

	Years Ended December 31		Increase
	(In thousands)
	2016	2015	2016 vs 2015
Selling and marketing	$79,089	$69,095	$9,994
General and administrative	26,921	19,968	6,953
Total selling, general and administrative expenses	$106,010	$89,063	$16,947

Selling and marketing.  The increase in selling and marketing expenses of approximately $10.0 million for the year ended December 31, 2016, as compared to the same period in 2015, is primarily the result of an increase in workforce headcount and infrastructure support for our commercial products, coupled with development and production of promotional materials and marketing programs in preparation for the launch of the migraine indication for Trokendi XR in 2017.  Of this total, approximately $4.2 million is due to increased compensation, benefits and other employee-related expenses associated with increased headcount in our field sales force; approximately $3.0 million is due to increased expenses for marketing programs, speaker programs, and consulting services in anticipation of launching the migraine indication for Trokendi

XR in 2017; and approximately $1.6 million is due to increased spending for medical affairs programs to support our commercial products.

As we continue to invest in the commercialization of Trokendi XR and Oxtellar XR, we expect our selling and marketing expenses to continue to increase for the foreseeable future.  We expense all selling and marketing costs as incurred.

General and administrative.  The increase in general and administrative expenses of $7.0 million for the year ended December 31, 2016, as compared to the same period in 2015, primarily resulted from: $2.8 million in higher accounting and professional fees related to the first year of SOX 404 testing and attestation, coupled with costs to restate our 2014, 2015, and 2016 financial statements; $1.3 million in increased patent amortization expense; $0.9 million in increased information technology expenses; and $0.6 million in increased executive compensation.

We expect our general and administrative expenses to continue to increase for the foreseeable future, as we continue to invest in areas such as compliance, finance, management of our intellectual property portfolio, information technology systems and personnel, in each case commensurate with the growth of our business.  We expense all general and administrative costs as incurred.

Financial Statements

Note 6. Deferred Legal Fees and Intangible Assets, page 98

3.                                      Please provide us an analysis with reference to authoritative literature supporting your accounting policies:

•                  for recording legal fees incurred in connection with legal proceedings related to the defense of patents for Oxtellar XR and Trokendi XR as an asset before the litigation is resolved; and

•                  for delaying the amortization of those deferred legal fees until a successful outcome of the litigation.

The Company acknowledges the Staff’s comment regarding capitalizing deferred legal fees and intangible assets.

The Company recognizes that there is diversity of practice as regards the treatment of external legal fees incurred in connection with the defense of patents. Specifically, these costs can be deferred if it is probable that patent validity will ultimately be substantiated; that incurring such costs enables the Company to realize future economic value from the patent(s); and that upon successfully defending the patent, these deferred costs can then be capitalized as an intangible asset.  An alternative treatment when accounting for patent defense costs allows for expensing costs as incurred.  In practice, capitalizing or expensing external patent defense costs is an accounting policy decision.

The Company believes that the decision of whether to capitalize or expense costs associated with the defense of its patents is an accounting policy decision that should take into account the prospective increase in economic benefits consequent to a successful patent defense, and that a successful patent defense in the cases specific to the Company was assessed to be probable.  Based on this assessment, the Company elected to follow the former approach; i.e., to capitalize costs, based on the authoritative literature summarized below.

Authoritative Literature Citations

The Company has elected to capitalize external patent defense costs.  That decision is supported by the authoritative literature summarized below.

•                  AICPA Technical Practice Aid, Technical Questions and Answers Section 2260:

States that “If defense of the patent lawsuit is successful, costs may be capitalized to the extent of an evident increase in the value of the patent. Legal costs which relate to an unsuccessful outcome should be expensed.”

•                  Statement of Financial Accounting Concepts No. 6, paragraph 247:

States that “. . . the legal and other costs of successfully defending a patent from infringement are “deferred legal costs” only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.”

•                  Statement of Financial Accounting Concepts No. 6, paragraph 25:

States that “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

The Company believes that the decision to capitalize or expense costs associated with the defense of its patents is an accounting policy decision.  Such a decision takes into account the prospective increase in economic benefits consequent to a successful legal defense, or in reaching a negotiated settlement with generic filers.  In the specific cases of our commercial products, Trokendi XR and Oxtellar XR, the Company assessed that successful patent defense was highly probable.

Situation Analysis

With regard to the defense of the patents for Oxtellar XR and Trokendi XR, the Company concluded at the outset of the various litigations that a successful defense was highly probable. That judgment was based on two sets of facts.  First, that the formulations for Oxtellar XR and Trokendi XR are novel extended release formulations, utilizing the Company’s unique and proprietary extended release and bio-availability technologies.  The Company assessed that it was highly probable that, once the patents for each product were issued, generic manufacturers would find it very difficult to develop bio-equivalent formulations of Oxtellar XR and Trokendi XR without infringing on the Company’s issued patents.

Second, after the initial patent filings for Oxtellar XR and Trokendi XR, the Company continued to build upon the patent position of each product. By erecting additional barriers to generic entry, the Company further increased the probability of successful patent defense.  As of the date of this letter, the Company has built the patent protection on Oxtellar XR with a total of seven (7) issued patents and on Trokendi XR with a total of nine (9) issued patents.  All of these patents are listed in the FDA’s Orange Book.

Once a generic manufacturer notifies the originator of its intent to launch a generic equivalent, and assuming that the originator responds by initiating legal action to protect its patent position, by law the FDA is enjoined from approving the generic product for a 30 month period.  During this period, the courts endeavor to bring the patent litigation to resolution.  In the event of an unsuccessful defense, generic competition can commence as early as the end of this 30 month period.  Once commenced, generic competition rapidly reduces the ongoing economic value of the originator’s product, due to erosion of both price and unit volume.

By successfully defending its patents, the onset of generic competition can be delayed well beyond the initial 30 month period, thereby significantly enhancing the economic value of the underlying product. Successful patent defense is evidenced by either a favorable verdict at trial, or a negotiated settlement between the original manufacturer and the generic infringer(s).  Either outcome can create significant economic gain for the original manufacturer due to the incremental profit earned after the 30 month period.  This increase in value can be directly attributed to the success of the patent defense efforts.

Subsequent Legal Proceedings

Events subsequent to our original assessment of the likely outcome of patent litigation have corroborated our assessment of the strength and durability of our patent position.  In early 2016, a court ruled in our lawsuit against Actavis, Inc. et al, that our first three Oxtellar XR patents, which were the subject of the trial, were valid and that the Actavis formulation was ruled to infringe two of those three patents.  This judgment was upheld upon appeal.  In May 2017, a court ruled in our lawsuit against TWi Pharmaceuticals et al, that our Oxtellar XR patents are valid and that TWi infringed multiple Oxtellar XR patents.  Generic entry is now expected to occur no earlier than 2027.

With regard to Trokendi XR, we have entered into settlement agreements with various generic filers, whereby they acknowledged the validity of our patents.  We believe that the agreements reached with these generic filers will result in generic entry in January 2023.

Enhancing Value of Patents

The Company launched Oxtellar XR and Trokendi XR in 2013 and received its first Paragraph IV notification, (i.e., notification from a generic infringer), in July of 2013.  Failure to defend our patents could have resulted in generic competition for our products as early as 30 months after the initial filing.  Because generic manufacturers generally price their product offerings at an 80% to 90% discount to the branded product, generic competition rapidly erodes the revenue base of the branded product.  This erosion is substantially complete within twelve (12) months after generic entry into the market.

The economic consequences of failing to uphold our patent position are dramatic.  Using equity analyst forecasts as a basis for estimation, generic entry in 2016, as compared to generic entry at the end of the patent life of Oxtellar XR in 2027, would result in an estimated cumulative loss of $0.5B in gross profit.  As regards Trokendi XR, and once again using equity analyst forecasts as a basis for estimation, generic competition in 2018 would result in an estimated cumulative loss of $1.5B in gross profit, as compared to the now anticipated generic entry date of January 2023.

With respect to each product, the financial return on investment in external patent defense expenditures has been very favorable, given that the incremental impact as measured by prospective loss of product gross profit dramatically exceeds the patent defense expenditures.

Amortization of Capitalized Costs

Consistent with guidance in both AICPA Technical Practice Aid, Section 2260, as well as Statement of Financial Accounting Concepts No. 6, the Company recorded legal fees incurred in connection with the defense of patents for Oxtellar XR and Trokendi XR as “Deferred Legal Fees.”  In doing so, the Company explicitly recognized that the external legal costs of defending the patents from generic drug makers would create future economic benefits, with the proviso that those efforts would be successful.  Such benefits are evidenced in additional cash flows, as discussed above, and are the direct result of extending the economic life of the patent beyond 30 months.

As described above, upon successful outcome of patent litigation, from either a court ruling or a negotiated settlement, these costs were reclassified from “Deferred Legal Fees” and recorded as capitalized patent defense costs, as a component of “Intangible Assets.”  Coincident with capitalizing deferred external legal defense costs, the Company commenced amortization of the intangible asset.  The Company believes that patent defense costs were placed into service or ready for their intended use only after the litigation was successfully resolved, and the patents defended from attack by the generic infringers.  The legal defense costs clearly relate to the period beyond the initial 30 month period, because prior to that point in time, the patents were protected by the legally stipulated 30 month ‘stay period.’  However, after the 30 month ‘stay period’ expired, only the success of the external legal efforts protects the revenue stream from generic competition.  In this sense, the deferred legal costs were ‘placed in service’ only at this point in time.

Moreover, commencing amortization of the intangible asset after successful resolution of litigation matches the recognition of the cost of the asset with the timeframe over which future cash flows are realized.  Additionally, we note that prior to resolution of litigation, the total legal cost incurred to defend the patent and the term of the useful life cannot be reliably determined.  Subsequent to resolution of litigation, the useful life of the intangible asset is based on the timing of expected generic competition.

As described above, the Company believes that the triggering event in determining the commencement of amortization is the successful resolution of litigation, because it is at this time that the intangible asset is created and put in service.  In that regard, the accounting literature is replete with examples wherein assets are amortized only after those assets are ready for their intended use.  Specifically, as noted in the following accounting literature:

•                  FASB Accounting Standards Codification (ASC) 360-10-35-4 defines depreciation accounting as “a system of accounting which aims to distribute the cost or other basic value of tangible capital assets, less salvage (if any), over the estimated useful life of the unit (which may be a group of assets) in a systematic and rational manner.”

•                  ASC 835-20-25-5 and ASC 350-40-25-14 which states that capitalization should end and depreciation should begin when the asset is substantially complete and ready for its intended use.

•                  ASC 350-30-35-1 to 35-2 states that: “The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life shall be amortized; an intangible asset with an indefinite useful life shall not be amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

•                  ASC Master Glossary states that: “Intended use of an asset embraces both readiness for use and readiness for sale, depending on the purpose of acquisition.”

As discussed previously herein, external legal fees were incurred to defend the patents from generic infringers.  Only upon successful resolution of the litigation is the asset considered to be ready and placed in service for the specific intended use.  Moreover, depreciation accounting is a process of allocation that is intended to allocate an asset’s cost as equitably as possible to the periods during which the Company benefits from the use of the asset.  We believe that for the capitalized patent defense cost, this is the period beyond the initial 30 months.

Our accounting for deferred legal fees and capitalized patent defense cost is likewise analogous to accounting of property, plant and equipment under ASC 360-10-30-1, which states that the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.

To summarize, amortization of the capitalized patent costs did not commence until either a favorable court ruling or settlement.  The Company believes that the triggering event in determining the commencement of amortization of the asset is the resolution of the litigation because it is at this time, with the uncertainty of litigation removed, that additional value may be realized from the asset in the form of future cash flows.  Moreover, commencing amortization of the intangible asset upon resolution of the litigation matches the recognition of the cost of the asset with the future cash flows.

The Company therefore believes that its practice is appropriate; i.e., to defer legal expenses associated with patent defense costs when we believe a successful outcome is not only probable but also enhances the value of the patent; to capitalize these costs as an intangible asset upon a successful outcome of the litigation; and to begin amortizing this intangible asset at the time of capitalization.

Updated Disclosure

The Company proposes to add the following disclosure to its Accounting Policy footnote to its consolidated financial statements in future filings.

“The Company defers legal fees related to the defense of patents when it believes a successful defense of that patent is probable, and that the successful defense increases the value of the patent.”

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact Gregory S. Patrick, Chief Financial Officer, at (301) 838- 2522.

Sincerely,

/s/ Jack A. Khattar
Jack A. Khattar
President and Chief Executive Officer